Pine Ridge Uranium Project Continues to Deliver Encouraging Exploration Results

Winnipeg, Manitoba - October 2, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, announces that an additional 15 drill holes have been completed on the Pine Ridge Uranium Project ("Pine Ridge"), located in the prolific Powder River Basin in Wyoming, a 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE"), delivering encouraging intercepts including 1.8m at 550ppm U3O8 and 1.7m at 520ppm U3O8.

The Joint Venture has now completed 49 drill holes on Pine Ridge, for a total of 18,239m (59,840 ft) of drilling.  The total program of 125 holes, including 38,000m (125,000 ft), is expected to be completed during November 2025.

Highlights

  Third set of drill results continue to demonstrate the strong development opportunity at the Pine Ridge Uranium Project in the Powder River Basin, Wyoming
  Drilling continues to focus on defining roll front mineralisation and has returned excellent results, including:
    1.8m at 0.055% (550 ppm) U3O8 from 258.3m in PR25-041 including:
      0.8m at 0.070% (700ppm) U3O8 at 258.9m
    1.7m at 0.052% (520 ppm) U3O8 from 307.2m in PR25-040 including:
      0.9m at 0.068% (680 ppm) U3O8 from 307.4m
    3.8m at 0.035% (350 ppm) U3O8 from 220.2m in PR25-045
    1.5m at 0.043% (430 ppm) U3O8 from 267.8m in PR25-046
    1.7m at 0.043% (430 ppm) U3O8 from 260.1m in PR25-048
  Recently, the area permitted for drilling was expanded over a key part of Pine Ridge with the approval of a BLM Exploration Permit
  Drilling has confirmed the existence and increased continuity of at least two major sandstone units that appear to be geologically and hydrologically isolated, allowing for future ISR development
  Drilling is ongoing and is expected to continue through to the end of November 2025

CEO Remarks

"We are very pleased with the most recent drill results from the Pine Ridge uranium project, as they continue to yield strong results and assist in defining foll-front mineralization," said Frank Wheatley, CEO of Snow Lake.

"We firmly believe that we are positioning Snow Lake to benefit from a strengthening uranium market, with uranium prices recently exceeding US$80/lb, against the backdrop of U.S. Administration policies designed to support nuclear energy as a critical component in ensuring U.S. national, economic and energy security."

Figure 1

Drilling at Pine Ridge in the Powder River Basin of Wyoming, U.S.

Drill Program

Ongoing results are encouraging as they have confirmed and further defined the original concept of multiple redox boundaries that are hosted by numerous sand horizons.  The current drill program has confirmed the existence and increased continuity of at least two major sandstone units within the Tertiary Ft. Union Formation in the eastern flank of Pine Ridge.  The units, generally 700 to 1,000 feet deep and 1,100 to 1,300 feet deep, appear to be geologically and hydrologically isolated, allowing for future ISR (in-situ recovery) development.

A total of 24 continuous and correlatable mineralized roll fronts have been identified in the two major sandstone units.  In some portions of Pine Ridge, the roll fronts are closely stacked within a unit and with the overlying or underlying unit.  As the density of drilling increases during the 2025 program, the details of the geometry of these roll fronts will emerge more strongly.  Such information would support the development of an initial inferred mineral resource estimate at Pine Ridge.

Details of drill results and drill collars are set out in Schedule A.

Figure 2:  Current land package showing the new drilling at Pine Ridge

Ridge Uranium Project - Overview

Pine Ridge is an In-Situ Recovery (ISR) uranium exploration project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  Pine Ridge  is surrounded by existing uranium projects held by UEC and Cameco and is also located only ~15km from Cameco's Smith Ranch Mill, which has a licensed capacity of 5.5Mlbs U3O8 p.a. The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Figure 3: Detailed map showing the locations and results of the most recent holes drilled at Pine Ridge.  Intervals reported at a cutoff of 200 ppm and a thickness of >0.3m.

Figure 4: Cross section, looking west, from A to A'.  Significant results from the newly-reported drilling are highlighted.

Qualified Person

Technical information in this news release has been reviewed and approved by Ron Scott PhD, PGeo, who is a Qualified Person as defined by the Securities and Exchange Commission's Regulation S-K 1300.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on (NASDAQ: LITM), with a portfolio of American focused uranium projects, together with interests in next-generation uranium enrichment and advanced reactor technology.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba and Namibia, as well as investments in a number of public companies with critical minerals assets, including antimony, rare earths, and lithium in North America.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information	Investor Relations
Frank Wheatley, CEO
Investors:
ir@snowlakelithium.com

Website:
www.snowlakeenergy.com

Schedule A

The recent drill results are shown in Table 1 below and the collar details are shown in Table 2.

Hole ID	From (m)	To (m)	Thickness (m)	Avg U3O8 (%)	U3O8 (ppm)	GxT (m%)
PR25-037	375.8	376.9	1.1	0.025	250	0.03
PR25-039	335.9	336.2	0.3	0.021	210	0.01
PR25-040	296.1	297.2	1.1	0.025	250	0.03
and	301.1	301.4	0.3	0.032	320	0.01
and	307.2	308.9	1.7	0.052	520	0.09
including	307.4	308.3	0.9	0.068	680	0.06
PR25-041	258.3	260.1	1.8	0.055	550	0.10
including	258.5	258.8	0.3	0.068	680	0.02
including	258.9	259.7	0.8	0.070	700	0.05
and	267.5	268.8	1.4	0.025	250	0.03
PR25-043	211.5	212.6	1.1	0.027	270	0.03
PR25-045	220.2	224.0	3.8	0.035	350	0.13
PR25-046	221.4	222.8	1.4	0.028	280	0.04
and	267.8	269.3	1.5	0.043	430	0.07
PR25-048	260.1	261.8	1.7	0.043	430	0.07
including	260.6	261.2	0.6	0.057	570	0.03

Table 1:  Uranium intercepts from the recently completed holes.  Minimum reported thicknesses are
>0.3m and grade 0.02% U3O8.   "Including" intervals are compiled at a cutoff of 0.05% U3O8

Hole ID	Easting (83_13)	Northing (83_13)	Elev. (m)	Azi. (top of hole)	Dip (top of hole)	TD (m)
PR25-034	436736	4783539	1622	0	-90	262
PR25-035	436958	4784086	1633	0	-90	262
PR25-036	437420	4784014	1643	0	-90	366
PR25-037	437474	4784745	1672	0	-90	415
PR25-038	437093	4783863	1636	0	-90	384
PR25-039	437167	4783711	1637	0	-90	384
PR25-040	437166	4783559	1625	0	-90	335
PR25-041	437051	4783043	1615	0	-90	305
PR25-042	436670	4783078	1635	0	-90	384
PR25-043	436829	4783118	1622	0	-90	366
PR25-044	436596	4782620	1658	0	-90	390
PR25-045	436597	4782471	1651	0	-90	384
PR25-046	436669	4782317	1662	0	-90	384
PR25-047	436687	4782622	1655	0	-90	341
PR25-048	437052	4783199	1615	0	-90	354

Table 2:  Drill collar details for drillholes